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April 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ethan Horowitz

Re:	Diamond Offshore Drilling, Inc.

Dear Mr. Horowitz:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated April 9, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed on February 23, 2015 (File No. 001-13926). On behalf of the Company, this letter will confirm, consistent with our telephone conference, that the Company anticipates responding to the Comment Letter by May 8, 2015.

Very truly yours,

/s/ Shelton M. Vaughan

Shelton M. Vaughan

cc:	David L. Roland, Esq.

Senior Vice President, General Counsel and Secretary

Diamond Offshore Drilling, Inc.

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